

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Avi Katz
Chief Executive Officer
GigCapital, Inc.
2479 E. Bayshore Road, Suite 200
Palo Alto, CA 94303

> **Re: GigCapital, Inc.**
> **Proxy Materials on Schedule PREM14A**
> **Filed on July 31, 2019**
> **File no. 001-38320**

Dear Dr. Katz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction

cc: Jeffrey C. Selman